UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2023

COMMISSION FILE NUMBER 001-38976

Genmab A/S
(Exact name of Registrant as specified in its charter)

Carl Jacobsens Vej 30

2500 Valby

Denmark

+45 70 20 27 28
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F ◻

Exhibit 99.1 to this report on Form 6-K shall be deemed to be incorporated by reference in Genmab A/S’s registration statement on Form S-8 (File No. 333-232693, 333-232693 and 333-262970) and in the outstanding prospectus contained in such registration statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENMAB A/S

BY:	/s/ Anthony Pagano
Name: Anthony Pagano
Title: Executive Vice President & Chief Financial Officer

DATE: November 7, 2023

EXHIBIT INDEX

A
Exhibit	Description of Exhibit

99.1	Interim Report Dated November 7, 2023